  Exhibit 99.3

(An exploration and development company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company) should be read in conjunction with the consolidated financial statements of the Company and related notes thereto as at and for the years ended December 31, 2020 and 2019. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is March 31, 2021.

Section 1: Forward-looking statements and risk factors		2
1.1	Forward-looking statements	2
1.2	Qualified persons and technical disclosures	4
1.3	Impact of COVID-19	4
Section 2: Formation of Fury Gold		5
Section 3: 2020 highlights and subsequent events		6
3.1	Other corporate highlights	6
3.2	Operational highlights	6
Section 4: Corporate strategy		8
Section 5: Projects overview		10
5.1	Québec	10
5.1.1	Eau Claire	10
5.1.2	Éléonore South JV	12
5.2	Committee Bay and Gibson MacQuoid projects	13
5.2.1	Committee Bay	13
5.2.2	Gibson MacQuoid	15
5.3	Homestake Ridge project	16
Section 6: Review of annual financial information		18
Section 7: Review of quarterly financial information		21
Section 8: Financial position, liquidity, and capital resources		22
Section 9: Financial risk summary		27
Section 10: Related party balances and transactions		28
Section 11: Critical judgments and accounting estimates		29
Section 12: New accounting standards and policies		31
Section 13: Controls and procedures		33

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 1: Forward-looking statements and risk factors

1.1
Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: issues relating to the COVID-19 pandemic, including its potential impacts on the Company’s business and operations; future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration and development activities, including the success of such exploration and development activities; the Company’s mineral reserves and mineral resources; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated future production, production guidance and net revenue expectations, anticipated cash flows, costs of production, capital expenditures, costs and timing of development; realization of unused tax benefits; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made, and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration, development and operations plans; the Company’s ability to obtain or renew the licences and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; that financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; production and cost estimates; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s mineral reserve and resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to, risks related to: COVID-19 and other pandemics; fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); the speculative nature of mineral exploration and development; the estimation of mineral reserves and mineral resources, including the realization of mineral reserve estimates; the Company’s ability to obtain addition funding; global financial conditions, including the market reaction to COVID-19; competitive conditions in the exploration and mining industry; environmental risks and remediation measures, including evolving environmental regulations and legislation; the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; health and safety regulations and legislation; changes in laws and regulations; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates; volatility in the price of the Common Shares, and uncertainty and volatility related to stock market prices and conditions; future dilution and fluctuation in the price of the Common Shares; acquisitions, partnerships and joint ventures; disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings; the Company’s limited business history and history of losses, which may continue in the future; general business, economic, competitive, political and social uncertainties; and public health crises such as the COVID-19 pandemic and other uninsurable risks. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2020, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2020, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR at www.sedar.com and with the SEC at www.sec.gov, as applicable

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this MD&A are based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A, uses the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and normally are not permitted to be used in reports and registration statements filed with the SEC. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the Annual Information Form for a description of certain of the mining terms used in this MD&A.

1.2
Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Senior Vice President, Exploration, and David Rivard, Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A. As noted within, the Peruvian exploration projects were distributed to shareholders on October 9, 2020, and as they are not part of the Company at the date of this report, are not included in this disclosure.

1.3
Impact of COVID-19

The effect of the COVID-19 pandemic on the Company’s operations has been varied. At the Company’s Eau Claire project in Québec, where drilling activities recently commenced, the Company has implemented COVID-19 screening for all site personnel prior to their arrival to limit the risk of infection in the camp. Although commercial flights between the Nemiscau Airport and Montreal have been halted as a result of COVID-19, the ability of Company personnel to access the Eau Claire property has not been materially impacted. Due to travel restrictions into Nunavut as well as to respect the local communities’ concerns over COVID-19, the Company informed stakeholders in the Committee Bay project that the Company would not conduct field operations in 2020.

Across Canada, public health officials have recommended precautions to mitigate the spread of the ongoing COVID-19 pandemic, especially in heavily populated areas, with provincial governments issuing orders that at certain times have required the closure of non-essential businesses and for people to remain at home. As a precaution, the corporate offices were temporarily closed at various times in 2020 and all employees supported to work remotely.

The situation in Canada with respect to the management of COVID-19 remains fluid and permitted activities are subject to change. The Company is continually reviewing the situation along with provincial and government guidelines and allowing work to be undertaken once it is confident that it is safe for its employees and stakeholders to do so. The Company continues to have full access to its properties in Canada and has managed to adequately stage its work sites for its planned programs. Additional measures have been taken to enhance the safety of employees and contractors at all active sites. These measures include limiting camp occupancy, additional sanitation stations, social distancing and mandatory mask usage. The Company to date has not experienced problems with obtaining the supplies and staff needed for its exploration work and other work programs. The Company has continued to move forward with its planned exploration work, including drilling at the Eau Claire project. See “Eau Claire project – Eau Claire Exploration Program – 2020” for more information on the drill program.

In February 2021, the community vaccination program already underway in northern Québec was made available to any persons working in northern Québec. The Company’s employees currently working at the Eau Claire project have commenced voluntary participation in the vaccination program, and the Company anticipates all Québec employees working at site to be vaccinated in the near future.

All reporting and expenditure requirements at Committee Bay project and Gibson MacQuoid were extended for one year under the Nunavut COVID-19 relief program announced May 1, 2020. All reporting and expenditure requirements at Eau Claire were extended for one year under Québec’s COVID-19 relief program. At the Homestake Ridge project, all reporting and expenditure requirements have been extended until December 31, 2021 under section 66 of the Mineral Tenure Act (British Columbia).

The Company anticipates that, in order to respect local communities’ concerns, any access to the Committee Bay project during 2021 may be by way of direct charter from Churchill, Manitoba, and may not involve travel through local communities. The Company does not anticipate that such access will have a material impact on its costs or timelines to achieving its goal of advancing exploration at the Committee Bay project.

While the disruptions resulting from the pandemic have caused some delays in the Company’s planned goals for 2020, mainly related to its inability to conduct field programs in Canada once movement restrictions were mandated, management was able to continue with much of its planned activity. As the situation surrounding COVID-19 continues to develop daily, the Company will continue to monitor the situation closely and respond appropriately.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 2: Formation of Fury Gold

Fury Gold, formerly Auryn Resources Inc. (“Auryn”), is a Canadian-focused exploration and development company, positioned in three prolific gold mining regions. The Company has three flagship projects: Eau Claire in Québec, Committee Bay in Nunavut, and Homestake Ridge in British Columbia. Prior to October 9, 2020, the Company also held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya, and Huilacollo projects.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The registered office is 595 Burrard Street, Suite 2600, Vancouver, British Columbia (“BC”), V7X 1L3, and the mailing address is 34 King Street East, Suite 900, Toronto, Ontario (“ON”), M5C 2X8.

On July 29, 2020, the Company, together with Eastmain Resources Inc (“Eastmain”), entered into a definitive Agreement Arrangement (the “Arrangement”) pursuant to which the Company would acquire all of the issued and outstanding shares of Eastmain. Eastmain’s principal asset is the 100%-owned Eau Claire gold project, located in James Bay, Québec. The addition of the higher-grade Eau Claire project through the Eastmain acquisition provides the Company with an enhanced Canadian-focused portfolio of precious metals projects. The Arrangement was contingent upon a corporate restructuring of the Company, together referred to as the “Transaction”. On October 5, 2020, the shareholders of both companies (Eastmain and the Company) approved the Transaction at their respective shareholder special meetings. Court approval from the British Columbia Supreme Court and the Ontario Superior Court of Justice was received on October 7, 2020, and the transaction closed on October 9, 2020. Upon closing, Mr. Michael Timmins was appointed President and Chief Executive Officer, with Mr. Ivan Bebek appointed as Chair of the Board.

The Transaction comprised the following steps:

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The Company transferred its Peruvian exploration assets to two new companies, Tier One Silver Inc. and Sombrero Resources Inc. (collectively the “Spincos”), and distributed all of the shares of the Spincos to the Company’s shareholders. A distribution to shareholders of $23,147 was recognized, reflecting the transfer of the net assets of the Spincos from Fury Gold;

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The Company consolidated its shares by approximately 10:6.76 such that the 112,340,434 million shares then outstanding were consolidated to 75,900,000 shares. The number of previously granted share options and warrants outstanding at October 9, 2020 was adjusted to reflect the share consolidation, and a downward adjustment to the option and warrant exercise prices of $0.95 was recognized, reflecting the value of the Spincos transferred;

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The Company completed the acquisition of Eastmain by issuing 34,100,000 shares of the Company to the Eastmain shareholders. Total fair value of consideration of $124,169 was recognized, including $3,450 in respect of the conversion of Eastmain share options and warrants to Fury Gold share options and warrants; and

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Following completion of the Transaction, the Company received net proceeds of $21,482 (which includes flow-through share proceeds of $17,500) from a subscription receipt financing (“the September 2020 Offering”) which resulted in the issuance of a further 7,750,000 common shares of the Company, bringing the Fury Gold shares outstanding to 117,750,000 shares.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 3: 2020 highlights and subsequent events

Other corporate highlights

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On March 16, 2021, the Company announced the appointment of Mr. Tim Clark, MBA, to the Board of Directors as an independent director, effective immediately. Additionally, the Company appointed Mr. Jeffrey Mason, CPA, ICD.D, as Lead Director.

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On January 6, 2021, the Company announced the appointment of Ms. Salisha Ilyas to the newly formed role of Vice President, Investor Relations. Additionally, the Company also announced that Fury Gold had been invited to participate in the BMO 2021 Capital Markets Global Metals & Mining Conference.

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On October 21, 2020, Dr. Lynsey Sherry was appointed as Fury Gold’s Chief Financial Officer. Dr. Sherry was formerly the Vice President, Controller at Goldcorp Inc.

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On September 3, 2020, the Company announced the purchase of six Sombrero copper-gold concessions in southern Peru that had been optioned in 2016 from Alturas Minerals S.A. (“Alturas”). These concessions were transferred to Sombrero Resources Inc. as part of the Transaction.

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On July 7, 2020, the Company announced the conversion of the $3 million 2019 bridge loan (“Bridge Loan”) by the loan holder into 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 per share ($1.60 per share pre-consolidation), thereby leaving the Company debt-free. Previously, on February 6, 2020, the Company completed an amendment to the Bridge Loan (“Bridge Loan Amendment”) to provide certain conversion rights to the lender and the Company and reduced the interest rate to 5%.

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On February 27, 2020, the Company completed a non-brokered private equity placement, which closed in two tranches, for gross proceeds of $15 million (the “February 2020 Offering”) and consisted of 6,333,984 (9,375,000 pre-share consolidation) common shares priced at $2.37 ($1.60 pre-consolidation) per share.

Operational highlights

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On March 30, 2021, the Company announced results from three additional exploration drill holes targeting a 550 to 660-metre (“m”) extension from the known resource at the Eau Claire deposit located in the Eeyou Istchee Territory in the James Bay region of Quebec. Drill hole 21EC-007 intercepted 1.0m of 15.3 grams per tonne (“g/t”) gold and drill hole 21EC-010 intercepted 1.5m of 8.8 g/t gold. The mineralization is situated within the same structure that intercepted 3.0m of 2.59 g/t gold from 21EC-006. The Company also announced plans for an initial drill test at the Snake Lake target aimed at offsetting shallow historical intercepts of 2.65m of 13.24 g/t Au; 1.5m of 12.2 g/t Au and 2.0m of 6.62g/t Au with 150 – 300m offsets down plunge to the west.

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On March 1, 2021, the Company announced the first set of results from its 25,000m resource expansion and infill drill program at the Eau Claire deposit. The drill program was designed to expand the resource by testing between defined resource blocks as well as confirm the quality and continuity of mineralization within the inferred resource category in the lower eastern region of the deposit. Highlights from drill holes outside of the defined resource include 6.04m of 11.56 g/t gold and 2.51m of 8.87 g/t gold and demonstrates the potential to expand the deposit.

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On January 25, 2021, the Company announced results from its first exploration drill hole targeting a 660m extension from the known resource at the Eau Claire deposit. The drill hole intercepted 3m of 2.59 g/t gold with a broader interval of 8m of 1.21 g/t gold at a drill depth of 643m to 651m. The gold mineralization encountered was associated with quartz-tourmaline veining and amphibole alteration, which is consistent with mineralization within the defined resource at the Eau Claire deposit.

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On December 17, 2020, the Company announced the identification of additional drill targets at the Éléonore South Joint Venture (“Éléonore South JV”) located in the Eeyou Istchee Territory in the James Bay region of Québec. The Company identified two significant and undrilled target areas that are characterized by large scale gold-in-till anomalies. Drilling and other exploration activities at Éléonore South JV is subject to the Company raising additional funds.

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On November 25, 2020, the Company announced that it had commenced the exploration phase of its 50,000m drill program at the Eau Claire project.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

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On October 19, 2020, the Company announced that it had received the Permis d’Intervention from the Department of Forets, Faune et Parcs du Québec required for the initial 22 drill pads in the fully funded 50,000m drill program at the Eau Claire project. The drill permit received is for the first 13,000m of a planned 25,000m of infill drilling at the Eau Claire deposit.

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On September 29, 2020, the Company announced 12 refined targets across the Committee Bay gold belt in Nunavut that aim to leverage the targeting breakthrough along the Aiviq – Kalulik structural corridor and the Anuri target area, as well as expand upon the Three Bluffs deposit. The targets are within known gold-bearing systems and were derived using the technical team’s critical new understanding of high-grade (+5 g/t gold) systems across the belt based on geophysical conductivity data collected by the Company. Drilling at Committee Bay is subject to the Company raising additional funds.

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On April 15, 2020, the Company announced a positive Preliminary Economic Assessment (“PEA”) for its Homestake Ridge gold project located in northwestern British Columbia. Under the base case scenario, which used a gold price of US$1,350 per ounce (“oz”) and a discount rate of 5%, the project is estimated to generate a net present value (“NPV”) of US$108 million and an internal rate of return (“IRR”) of 23.6%. The Company has filed the NI 43-101 PEA report on SEDAR at www.sedar.com.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 4: Corporate strategy

Fury Gold’s business objective for the next twelve to eighteen months is to focus on advancing exploration work across the Company’s portfolio of assets. Initially, the focus will be on advancing the 50,000m Eau Claire drilling program which commenced in November 2020. The Company has also outlined the next exploration programs at Committee Bay and Homestake Ridge, which are subject to, and conditional upon, future financing and market conditions, drill results, and incorporating seasonal weather considerations. Adopting a multi-asset strategy provides the Company with greater flexibility by allocating capital resources across the portfolio in response to both external and internal factors, enabling the Company to maximize returns from its existing resources. The Company maintains the optionality to initiate drill programs at one or more of its properties and can defer or accelerate expenditures at each project dependent upon certain criteria in the Company’s capital resource allocation model. To support the Company’s focus on financial flexibility, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements.

The following summarizes the Company’s planned exploration programs at each of its core projects, subject to meeting certain conditions as outlined above.

Update to previously disclosed exploration plans

The Company has previously outlined its exploration plans at the Eau Claire project, the Homestake Ridge project and the Committee Bay project in its MD&A for the three and nine months ended September 30, 2020 as well as news releases dated February 2, 2021 and February 17, 2021, and the Company’s investor presentation dated March 2021 (posted and available on the Company’s website) (collectively, the “Prior Disclosure”). Management continues to anticipate pursuing the exploration plans laid out in such Prior Disclosure, but advises readers that, except as otherwise disclosed herein, the exploration programs set out in the Prior Disclosure are subject to, among other things, the Company raising additional funds, and may occur at a later date than originally disclosed.

The Company currently anticipates that its available financial resources will be used to advance its Eau Claire project during 2021 and early 2022, as set out below under the heading “Eau Claire exploration program 2020 – 2022”, with certain exploration expenditures at the Eau Claire project being deferred until the second half of 2022 or later unless the Company is able to raise funds for such exploration activites, in which case they may be accelerated. Exploration programs at the Homestake Ridge project and the Committee Bay project will be deferred to the second half of 2022 or later unless the Company is able to raise funds for such programs, in which case such programs may be accelerated.

Eau Claire

The Company currently has sufficient capital resources to complete the 50,000m drilling program at Eau Claire over 2021. The Company will need to raise additional funds in order to initiate the regional exploration program at the Eau Claire project as noted below. There are no seasonal weather restrictions at Eau Claire, therefore, the Company can undertake exploration activity at the project all year round. There can be no assurances that Fury Gold will be able to obtain sufficient financing in the future.

The exploration program at Eau Claire will comprise 25,000m of infill drilling and a further 25,000m of exploration drilling, targeting the one-kilometre (“km”) down plunge extension east of the Eau Claire deposit as well as untested targets within the 7km deposit trend. The goal of the deposit expansion program is to upgrade the resource from inferred to indicated category at the southeastern limit of the deposit as well as add additional ounces between currently defined resource blocks. While the goal of the exploration drill program is to identify additional mineralization within the deposit trend, the 2021 – 2022 program will incorporate environmental, geotechnical, and metallurgical aspects in order to advance the project on all fronts.

On February 10, 2021, the Company also provided an update on its regional exploration plans at the Eau Claire deposit, with plans to explore the Percival trend, located 14km east of the Eau Claire deposit. Subject to raising sufficient additional funds, Fury Gold plans to conduct an extensive biogeochemistry program across the Eau Claire property with the goal of developing new drill targets. In conjunction with the geochemical surveys, ground-based induced polarization geophysical surveys are planned along the Percival trend to fingerprint the geophysical signature of the mineralization. If no additional financing is obtained, the biogeochemistry and geochemical surveys will be deferred until such time as additional funds are secured.

Committee Bay

The Company will need to raise additional funds in order to commence the planned work program at Committee Bay, and there can be no assurances that Fury Gold will be able to obtain adequate financing in the future. Additionally, exploration work at Committee Bay is constricted by seasonal weather conditions which impact on the Company’s ability to access the property as well as the extent and type of exploration activity. The program will be deferred to 2022 unless the Company raises sufficient funds to fund the commencement of the program in the summer of 2021. There can be no assurances that Fury Gold will be able to obtain sufficient financing in the future.

On February 21, 2021, the Company announced its exploration plans for the Committee Bay gold project located in the Kitikmeot region of Nunavut, which are subject to raising sufficient additional funds. The Company expects to drill between 5,000m to 10,000m, subject to COVID-19 limitations and the availability of funds, with the goal of: 1) drilling the underexplored Raven high-grade vein target, which sits along an 8km shear zone that has the potential to turn into a significant discovery; 2) expanding the Three Bluffs deposit through the drilling of a major conductor down dip from a high-grade portion of the resource; and 3) advancing the previous geological work on targets along the Aiviq – Kalulik corridor to advance them to drill stage.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Homestake Ridge

The Company will need to raise additional funds in order to commence the planned work program at Homestake Ridge, and there can be no assurances that Fury Gold will be able to obtain adequate financing in the future. Additionally, exploration work at Homestake Ridge is constricted by seasonal weather conditions which impact on the Company’s ability to access the property as well as the extent and type of exploration activity. The program will be deferred to 2022 unless the Company raises sufficient funds to fund the commencement of the program in the summer of 2021. There can be no assurances that Fury Gold will be able to obtain sufficient financing in the future.

On February 2, 2021, following publication of the PEA in the first half of 2020, Fury Gold announced that 25,000m of drilling was, subject to the availability of funds, expected to be undertaken at the Homestake Ridge gold-silver project with the primary goal of expanding the resource and testing high quality gold-silver targets along the deposit trend. In addition, an infill drill program will be conducted with the goal of converting a large portion of the resource at the Homestake Silver deposit from inferred to indicated category.

Indigenous and community relations

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all of its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all our business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

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the provision of jobs and training programs

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contracting opportunities

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capacity funding for Indigenous engagement

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sponsorship of community events

The Company places a priority on creating mutually-beneficial, long-term relationships with the communities in which it operates, and undertaken early and proactive engagement at all of its projects. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 5: Projects overview

5.1 Québec

Following completion of the Transaction, Fury Gold acquired Eastmain’s 100% interests in the Eau Claire and Eastmain Mine projects as well as interests in nine other properties covering approximately 109,000 hectares in total within the Eeyou Istchee James Bay region of Québec. The Company also acquired from Eastmain a 36.7% joint venture interest in the Éléonore South JV project, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator. Additionally, the Lac Lessard project is under option to EV Metals Holdings Pty Ltd.

5.1.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10 km northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, approximately 320 km northeast of the town of Matagami, and 800 km north of Montreal. This property consists of map-designated claims totaling approximately 233 square kilometres. These claims are held 100% by Fury Gold and are currently in good standing. Permits are obtained annually for all surface exploration, particularly trenching and drilling, undertaken on the property.

The La Grande and Opinaca sub-provinces are located in the Eeyou Istchee James Bay region. The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are essentially composed of volcanic rocks of basaltic to rhyolitic composition and of related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Eau Claire exploration program 2020–2022

In November 2020, Fury Gold commenced its 50,000m drill program at the Eau Claire project. The drill program consists of an infill phase focused on upgrading and expanding the current resource and an exploration phase designed to test a 1km down plunge extension of the resource. The program will also focus on several highly prospective, untested gold targets within the 7km deposit trend.

The infill drill program at the Eau Claire deposit will consist of approximately 25,000m on the southeast margin of the existing inferred mineral resource, which is currently defined by 200,000oz at 12.2 g/t gold (using a 3.5g/t gold cut-off grade). This portion of the drill program is designed to add ounces between defined resource blocks as well as upgrade the resource category from inferred to indicated in this location.

The exploration phase aims to significantly expand the Eau Claire deposit with a focused 10,000m to 12,000m drill program that targets a 1km down plunge extension. The potential for high-grade gold mineralization to continue down plunge is strongly supported by gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600m to 800m to the east of the existing limits of drilling at the Eau Claire deposit. This newly imaged structural pattern is defined by the intersection of the mineralized Snake Lake structure and the projected continuation of the Eau Claire deposit structure. This structural geometry is consistent with that observed at the Eau Claire deposit and in part forms the basis of the down plunge targets.

The exploration drilling is focused on three target areas:

■
Target A is situated 100m to 300m down plunge from the limit of the current resource. The planned drill array represents a 200m to 500m down dip extension from the target area where historical drilling above the target area hosts intercepts of 1.0m of 12.6 g/t gold, 2.5m of 4.4 g/t gold, and 2.0m of 4.8 g/t gold. Collectively, these historical results are associated with both QT veins and secondary shear zone alteration and are interpreted to be vertically situated above the projected down plunge extension of the deposit but demonstrate the continuity of the mineralized system to the east of the current resource.

■
Target B is situated 500m to 700m down plunge from the limit of the current resource. The planned drill array represents a 400m to 700m down dip extension from historical drilling above the target area where there is a 20m-wide zone of alteration that is similar to that observed with secondary shear zones at the Eau Claire deposit. Importantly, newly acquired gradient array IP chargeability data images the intersection of the primary shear zone and secondary shear zones that are associated with the extension of the Eau Claire deposit structure and the mineralized Snake Lake structure, respectively. Similar structural intersections at the Eau Claire deposit are associated with high-grade gold mineralization.

■
Target C is situated 800m to 1,000m down plunge from the limit of the current resource. The planned drill array represents a 700m to 900m down dip extension from the historical drilling above the target area.

The 50,000m drill program is anticipated to take place over two drill phases, the timing of which is dependent upon positive drill results, market conditions, and the availability of funds. Subject to these conditions, the Company expects to incur $7,675 of expenditures in 2021 and the early part of 2022 at Eau Claire, which is fully funded by the Company’s existing working capital. Subject to additional funds being obtained, the remainder of the 50,000m drill program is estimated to incur a further $9,550 of expenditures.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Activity	Estimated Expenditures
	With current financial resources	Assuming sufficient additional capital is raised
Drilling	$5,000	$4,500
Geophysical data acquisition	50	150
Ground based field work	250	1,450
Engineering studies	500	1,350
Environmental studies	75	100
Camp and on-site personnel costs	1,750	2,000
Desktop processing and integration of data	50	-
Total	$7,675	$9,550

There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Eau Claire project.

The Company expects to incur approximately $314 in mineral claims expenditures in order to keep the property in good standing for the next two years.

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P & E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada, filed on SEDAR on July 3, 2018).

5.1.2 Éléonore South JV

Fury Gold owns a 36.72% interest in the Éléonore South JV project and is the operator of the joint venture. Currently, the Éléonore South JV is held by Fury Gold (36.72%), Azimut Exploration Inc. ("Azimut") (26.57%), and Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont Corporation (36.71%).

The Éléonore South property is strategically located in an area of prolific gold mineralization within the James Bay gold camp and is locally defined by the Éléonore mine and the Cheechoo deposit. The property has been explored over the last 12 years by the joint venture with the majority of the exploration focused on the extension of the Cheechoo deposit through approximately 27,000m of drilling in 172 drill holes, covering only a small fraction of the property at the Moni and JT zones. Notable drill intercepts include 6.0m of 49.50 g/t gold, which included 1.0m of 294 g/t gold.

There was no exploration activity undertaken at the Éléonore South project in 2020. During the fourth quarter of 2020, an old exploration camp site was reclaimed leaving only core storage at the site.

Éléonore South JV exploration program

In December 2020, Fury Gold announced the identification of large-scale gold in till anomalies on the Éléonore South property through a review of historic datasets. These targets were not previously drill tested. Fury Gold intends, subject to raising sufficient additional funds, to advance these targets to drill-ready stage through the processing and interpretation of historic geophysical data along with a short mapping and sampling field program.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

5.2 Committee Bay and Gibson MacQuoid projects

5.2.1 Committee Bay

The Committee Bay project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited.

The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Committee Bay exploration program 2020

As noted above, due to travel restrictions into Nunavut as well as in respect of local communities’ concerns over COVID-19, the Company informed the stakeholders at Committee Bay that the Company would not conduct field operations in 2020.

Through the continued use of geophysics from the Company’s 2019 exploration program, the Company’s technical team made significant advancements in their understanding of how to interpret certain geophysical responses to better aid in targeting high-grade gold mineralization on the property.

During the first half of 2020, the Company continued to analyze previous exploration data focusing on conductivity and chargeability couplets. The reprocessing and reinterpretation of geophysical data on a prospect-by-prospect basis has been instrumental in developing new exploration concepts and will lead to the development of future targets.

On May 20, 2020, the Company released initial results from the targeting program at two prospects within the Committee Bay Project. Re-interpretation of the electro-magnetic conductivity responses, magnetics, and geological data at Anuri has yielded a flat lying, overturned recumbent fold geometry where the main fold hinge target zone is buried at depth. Both boulder trains and previous drill intercepts are interpreted to be associated with the limbs of this fold that are believed to represent the lower grade portions of the mineralized system. A second fold hinge target that has been identified is at the undrilled Amautik prospect, which is characterized by conductivity responses consistent with other high-grade drilling on the Committee Bay belt. The geology at this prospect corresponds with a folded iron formation with strong geochemistry in rock samples with up to 15.7 g/t gold sourced from the hinge zone of the fold. Both the Anuri and Amautik prospect fold hinges will be advanced to drill stage by conducting ground-based, geophysical-induced polarization surveys to identify areas of high chargeability that coincide with high conductivity responses.

On September 29, 2020, the Company released twelve refined targets that leveraged on the targeting breakthrough announced on May 20, 2020. Two principal target types have been derived through the relationships between high conductivity responses and their association with magnetic data. The two target types are defined as: (i) iron formation hosted in sediments where highly conductive responses are associated with sulphidation and subdued magnetic responses are interpreted to represent demagnetization due to hydrothermal alteration; and (ii) iron formation – Komatiite couplets where high conductivity and high magnetic responses are offset from each other. The twelve targets are located along the Aiviq – Kalulik corridor, the Anuri area, as well as in the vicinity of the Three Bluffs Deposit. The gold-bearing systems directing the targets have been derived either by drilling, gold-bearing boulder trains, or gold in till anomalies.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Committee Bay Exploration Program 2021 – 2022

The Company will need to raise additional funds in order to commence the work program at the Committee Bay project set out below, and the Company will not initiate the exploration program until funding has been secured. There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Committee Bay project.

The Company plans, subject to COVID-19 limitations, the availability of capital resources, favourable market conditions and seasonal weather considerations, to drill between 5,000m and 10,000m at Committee Bay with the goal of: 1) drilling the underexplored Raven high-grade vein target, which sits along an 8km shear zone that has the potential to turn into a significant discovery; 2) expanding the Three Bluffs deposit through the drilling of a major conductor down dip from a high-grade portion of the resource; and 3) advancing the previous geological work on targets along the Aiviq – Kalulik corridor to advance them to drill stage.

Raven Prospect Overview: The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 80km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization occurs in quartz-arsenopyrite veins in highly sheared gabbros and mafic volcanic rocks over a strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Fury Gold plans to drill the Raven prospect through aggressive step-outs to demonstrate the scale of the system and to explore the entire length of the 8km shear zone to define new targets through systematic till sampling and geological mapping.

Three Bluffs Deposit Expansion Drilling: The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold's primary target at the Three Bluffs deposit is a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company plans to drill across the entire conductivity body to demonstrate the potential for resource growth at the deposit.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

In 2022, ground-based exploration at the Committee Bay project is designed to follow up on conceptual targets identified through desktop studies. This work will include mapping, prospecting, and sampling in order to advance these targets from conceptual to drill ready. Subject to raising sufficient additional funds to fund its exploration program at Committee Bay, the Company expects that the exploration program at Committee Bay will incur the following estimated costs:

Activity	Estimated Expenditures
Drilling	$1,850
Ground-based field work	550
Mining lease survey	75
Camp and on-site personnel costs	1,850
Core storage facility setup	150
Total	$4,475

The Company expects to incur approximately $156 in mineral claims expenditures in 2021 to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

5.2.2 Gibson MacQuoid

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

In 2020, the Company was successful in extending all reporting and expenditure requirements at Gibson MacQuoid for one year under the Nunavut Mining Recorder’s Office’s COVID-19 relief program.

Planning is underway for 2021 exploration work at Gibson MacQuoid, which will not be pursued unless the Company raises additional funds.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

5.3 Homestake Ridge project

The Homestake Ridge project is located in the prolific Iskut-Stewart-Kisault gold belt in northwestern British Columbia, Canada, and covers approximately 7,500 hectares. The project is host to a high-grade gold, silver, copper, and lead resource which remains open at depth and along strike. The Homestake Ridge project is held 100% by the Company subject to two royalties, with a 2% NSR applicable to the Crown grants and a 2% NSR on 14 mineral claims, which may be purchased for $1,000. The royalties do not overlap.

2020 updated mineral resource estimate and PEA

On April 15, 2020, the Company announced the results of its initial PEA prepared in accordance with NI 43-101 by MineFill Services Inc. of Seattle, Washington, with other contributors including RPA, now part of SLR Consulting Ltd. (QP for updated mineral resource estimate) and One-Eighty Consulting Group (for environmental, permitting, and social). The Company filed the related PEA on SEDAR at www.sedar.com in July 2020. A summary of the PEA is as follows:

Net present value (NPV 5%) after tax and mining duties	US$108 million
IRR after tax	23.6%
Pre-production capital costs	US$88 million
After-tax payback period	36 months
All-in sustaining costs (“AISC”) per ounce gold (1)	US$670
PEA life of mine (“LOM”)	13 years
LOM metal production gold equivalent (“AuEq”) ounces	590,040 AuEq ounces
LOM average diluted head grade	6.42 g/t AuEq
Peak year annual production (year three)	88,660 AuEq ounces
Average LOM payable production	45,400 AuEq ounces
LOM mineralized material mined	3.4 million tonnes
Mining scenario tonnes per day	900 tonnes

(1) Stated in US$ per ounce.

Table 1: Outlines the key results of the base case PEA which was based on $1,350/oz gold, $12/oz silver, $3.00/pound copper, $1.00/pound lead, and an exchange rate of 0.70 (US$/C$). See section 1.1 regarding technical disclosures and cautionary language concerning mineral resources.

Homestake Ridge exploration program 2021 – 2022

The Company will need to raise additional funds in order to commence the work programs at the Homestake Ridge project set out below, and the Company will not initiate the exploration program until funding has been secured. There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Homestake Ridge project.

The Company plans, subject to the availability of capital resources, favourable market conditions and seasonal weather considerations, to drill 25,000m at Homestake Ridge, with the primary goal of expanding the resource and testing high quality gold-silver targets along the deposit trend. In addition, an infill drill program will be conducted with the goal of converting a large portion of the resource at the Homestake Silver deposit from inferred to indicated category. The deposit extension targets are based upon expanding zones of high-grade mineralization, which are defined by intense silicification, continuous breccia bodies, and vein sets that are based on a relog and the completed geological model of the deposit. Planned step-outs from these high-grade breccia bodies and vein sets range from 100m to 350m.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The Company also plans as part of the 25,000m drill program to conduct approximately 10,000m of infill drilling at Homestake Silver. The goal of this program is to upgrade a portion of the resource from inferred to indicated category and to demonstrate the geologic continuity of mineralization based on all recently completed geological data sets and models to date. The timing of the above exploration program will be dependent upon both availability of funds as well as favourable weather conditions as typically exploration work at Homestake Ridge is restricted to spring and summer seasons before access to the project is restricted during the winter months.

Subject to raising sufficient additional funds to fund its exploration program at Homestake Ridge, the Company expects that the exploration program at Homestake Ridge will incur the following expenditures:

Activity	Estimated Expenditures
Drilling	$4,650
Air support	1,475
Engineering studies	350
Environmental and permitting studies	525
Camp and on-site personnel costs	2,600
Total	$9,600

There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Homestake Ridge project.

The Company is obligated to pay in perpetuity an annual payment of $50 pursuant to certain royalty arrangements on the Homestake Ridge project.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 6: Review of annual financial information

	Years Ended December 31
	2020	2019
Loss from continuing operations	10,763	9,548
Loss from discontinued operations	3,490	4,385
Comprehensive loss	14,230	14,136
Basic and diluted loss per share from continuing operations	$0.13	$0.15
Basic and diluted loss per share	$0.18	$0.22
Total assets	182,050	42,962
Total non-current liabilities	4,483	2,134

Year ended December 31, 2020 as compared to the year ended December 31, 2019

During the year ended December 31, 2020, the Company reported a comprehensive loss of $14,230 and loss per share of $0.18 compared to a comprehensive loss of $14,136 and loss per share of $0.22 for the year ended December 31, 2019. The significant drivers of changes in comprehensive loss were as follows:

Operating expenses:

■
Exploration and evaluation costs were $3,658 in 2020 compared to $4,222 in 2019. The decrease of $564 was primarily due to the lower activity earlier in 2020 across the Company’s Canadian projects as a result of COVID-19 restrictions. Exploration activity increased in the fourth quarter of 2020 following completion of the acquisition of Eastmain and the commencement of the 50,000m drill campaign at Eau Claire.

■
Fees, salaries, and other employment benefits increased to $4,319 in 2020 as compared to $3,708 in 2019, primarily due to certain termination costs, transition salaries, consulting costs, and recruitment fees following relocation of the Company’s head office to Toronto.

■
Legal and professional fees increased to $562 in 2020 as compared to $257 in 2019 primarily due to legal expenses arising from increased compliance costs during the formation of Fury Gold;

■
Administrative costs increased to $667 in 2020 as compared to $383 in 2019 due to transitional administrative support provided by the Company’s related party (section 10), and increased IT support and office relocation costs; and

■
Regulatory, transfer agent, and shareholder information costs increased to $319 in 2020 as compared to $235 in 2019, reflecting the additional compliance costs associated with the Transaction in the fourth quarter of 2020.

Other expenses and income:

■
Finance expense arising on the Bridge Loan was $259 in 2020 as compared to $150 in 2019. The increase in interest expense reflects the length of time that the Bridge Loan was outstanding prior to the amendment and subsequent extinguishment in 2020. Additionally, a total loss of $224 was incurred in 2020 due to the amendment to the Bridge Loan in the first quarter of 2020 and the subsequent extinguishment of the Bridge Loan in the third quarter of 2020;

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

■
Amortization of flow-through premium decreased to $453 in 2020 as compared to $867 in 2019 due to the 2019 flow-through funding liability being fully extinguished through eligible expenditures at the Committee Bay project in January 2020, and the 2020 flow-through funding being raised in the fourth quarter of 2020 as part of the Transaction;

■
Interest income increased to $91 in 2020 as compared to $43 in 2019 as a result of higher average cash at the bank during 2020 following the successful February 2020 Offering and September 2020 Offering which raised net proceeds of $14,753 and $21,482, respectively; and

■
Unrealized net gain of $565 on the Company’s marketable securities in 2020 as compared to $160 unrealized gain in 2019. The Company acquired certain investments in marketable securities through the acquisition of Eastmain. Additionally, the Company received Benz Mining shares with a fair value at date of receipt of $102 in the fourth quarter of 2020 as part settlement of an option payment due on the Eastmain Mine project.

Loss from discontinued operations:

■
Loss from discontinued operations was $3,490 in 2020 compared to $4,385 in 2019. The decrease of $895 was driven by the lower exploration activity in Peru as a result of COVID-19 restrictions.

Summary of project costs

During the year ended December 31, 2020, the Company’s mineral properties increased to $160,772 in 2020 compared to $39,714 in 2019. The increase of $121,058 was due to the following key drivers:

■
The acquisition of Eastmain on October 9, 2020. The Company concluded that the acquired assets and assumed liabilities of Eastmain did not constitute a business and, accordingly, the acquisition of Eastmain was accounted for as an asset acquisition. In so concluding, the accounting methodology applied for an acquisition of an asset requires that the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. As a result, the relative fair value of the acquired mineral property interests of the Eastmain properties was determined to be $125,606;

■
On September 3, 2020, the Company amended the agreement with Alturas to remove the requirements for exercise of the option and acquired the remaining 20% interest, with the final option payment being reduced to US$3 million. Payment was made through the issuance of 743,187 common shares (1,100,000 pre-consolidation) of the Company at $4.29 per share ($2.90 pre-consolidation) and $625 in cash. This asset was included with the Peruvian mineral property interests distributed to the Spincos as part of the Transaction; and

■
An increase of $273 arising on the change of provision for site reclamation and closure at the Company’s Committee Bay project, reflecting primarily changes to demobilization cost estimates.

The above increases were offset by:

■
Disposition of the Peruvian mineral properties to the Spincos of $8,949;

■
Receipt of option payments from Benz Mining in respect of the option agreement on the Eastmain Mine and Ruby Hill properties. The receipt of $150 of cash and 124,177 of Benz Mining shares with a fair value of $102 was treated as a reduction of the corresponding mineral property interests.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

	Québec	Nunavut	British Columbia	Peru	Total
Balance at December 31, 2019	$-	$19,085	$16,060	$4,569	$39,714
Additions	-	-	-	4,246	4,246
Eastmain acquisition, mineral property interests acquired	125,606	-	-	-	125,606
Option payment received	(252)	-	-	-	(252)
Dispositions	-	-	-	(8,949)	(8,949)
Change in estimate of provision for site reclamation and closure	-	273	-	-	273
Currency translation adjustment	-	-	-	134	134
Balance at December 31, 2020	$125,354	$19,358	$16,060	$-	$160,772

	Québec	Nunavut	British Columbia	Total	Peru
Assaying	$83	$118	$27	$228	$16
Exploration drilling	599	28	-	627	-
Camp cost, equipment and field supplies	163	245	28	436	340
Geological consulting services	124	2	194	320	291
Geophysical analysis	110	-	-	110	46
Permitting, environmental and community costs	-	54	69	123	1,372
Expediting and mobilization	-	5	-	5	10
Salaries and wages	506	369	116	991	543
Fuel and consumables	190	-	-	190	9
Aircraft and travel	98	-	2	100	53
Share-based compensation	383	116	29	528	212
Total for the year ended December 31, 2020	$2,256	$937	$465	$3,658	$2,892

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 7: Review of quarterly financial information

Three months ended:	Interest income	Loss from continuing operations	Loss from discontinued operations	Comprehensive loss	Loss per share ($/share)
December 31, 2020	$26	$5,306	$-	$5,468	$0.05
September 30, 2020	14	2,172	1,644	3,835	0.05
June 30, 2020	19	1,612	963	2,756	0.03
March 31, 2020	32	1,673	883	2,171	0.04
December 31, 2019	9	1,921	1,123	3,126	0.04
September 30, 2019	14	3,265	653	3,871	0.06
June 30, 2019	19	3,123	1,922	5,139	0.07
March 31, 2019	1	1,239	687	2,000	0.03

Three months ended December 31, 2020 compared to three months ended December 31, 2019

During the three months ended December 31, 2020, the Company reported a comprehensive loss of $5,468 and loss per share of $0.05, compared to a comprehensive loss of $3,126 and loss per share of $0.04 for the three months ended December 31, 2019. The significant drivers of changes in comprehensive loss were as follows:

Operating expenses:

●
Exploration and evaluation costs increased to $2,561 in 2020 compared to $553 in 2019, reflecting the commencement of the 50,000m drill campaign at Eau Claire in November 2020;

■
Fees, salaries, and other employment benefits increased to $2,551 in 2020 compared to $625 in 2019 primarily due to an increase in share-based compensation expense resulting from new grants of share options during the fourth quarter of 2020, compared to the majority of share option grants in 2019 occurring in the first half of 2019;

■
Legal and professional fees increased to $338 in 2020 compared to $97 in 2019, primarily due to increased legal expenses for compliance activities during the transition to the new company structure; and

■
A $245 increase in administrative costs due to transitional administrative support provided by the Company’s related party (section 10), and increased IT support and office relocation costs.

Other expenses and income:

■
Amortization of flow-through share premium of $446 in 2020 as compared to $24 in 2019, reflecting the increased exploration activity at Eau Claire in the fourth quarter of 2020; and

■
Unrealized net gain of $525 on the Company’s marketable securities in 2020 as compared to $120 net unrealized gain in 2019. The Company increased its investment in marketable securities due to acquiring certain investments as part of the Eastmain acquisition.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 8: Financial position, liquidity, and capital resources

Years ended December 31
	2020	2019
Cash	$15,361	$660
Restricted cash	165	115
Other assets	5,752	2,473
Mineral property interests	160,772	39,714
Current liabilities	11,295	4,005
Non-current liabilities	4,483	2,134

As at December 31, 2020, the Company had unrestricted cash of $15,361 (December 31, 2019 – $660), working capital of $8,353 (December 31, 2019 – working capital deficit of $2,293), which the Company defines as current assets less current liabilities, and an accumulated deficit of $139,959 (December 31, 2019 – $102,604). The Company notes that the flow-through share premium liability which represents $7,644 of current liabilities and included in working capital is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2022. Working capital excluding the flow-through premium liability was $15,997 (December 31, 2019 – working capital deficit of $2,286).

During the year ended December 31, 2020, Fury Gold incurred a loss of $14,253 (December 31, 2019 – $13,933) and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project development plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration and development activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration and development programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its capital resources to support certain planned activities for the next 12 months at the Eau Claire project, which are set out above. The Company’s ability to undertake further project expansionary plans as outlined herein at the Eau Claire project, the Éléonore South JV project, the Committee Bay project, and the Homestake Ridge project are dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and commitments as at December 31, 2020, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2020
Accounts payable and accrued liabilities	$3,280	$-	$-	$3,280
Québec flow-through expenditure requirements	-	18,079	-	18,079
Undiscounted lease payments	179	358	225	762
Total	$3,459	$18,437	$225	$22,121

Certain of the mining properties in which the Company has interests are subject to royalty arrangements. The Company has an obligation to pay in perpetuity an annual royalty payment of $50 pursuant to certain royalty arrangements on the Homestake Ridge project.

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. In 2021, those mineral claims payments are estimated to be $470.

Exploration program expenditures

The Company has adopted a portfolio capital resource allocation model, which is subject to Board approval, whereby it allocates its existing capital resources based upon both internal factors such as drill results, estimated expenditures to meet certain milestones, and the seasonality of exploration at certain of its projects, as well as external market conditions including the economic environment and availability of financing. By deploying such a multi-asset capital resource model, the Company can elect to advance exploration programs at one or all of its projects, dependent on those conditions identified above.

As described herein, the Company has developed next stage exploration programs at Eau Claire, Committee Bay, and Homestake Ridge. Currently, the Company expects that its existing working capital will be deployed as follows over the next 12 months:

Estimated Expenditures
Eau Claire project	$7,675
Committee Bay project	156
Homestake Ridge project	50
Total funded expenditures	$7,881

Should the Company obtain further financing, the Company may commence the planned exploration programs as described above at Committee Bay or Homestake Ridge or accelerate the exploration program at Eau Claire, preserving the optionality of the Company’s capital resource allocation. Those additional exploration program expenditures are estimated as follows:

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Estimated Expenditures
Eau Claire project	$9,550
Committee Bay project	4,475
Homestake Ridge project	9,600

There can be no assurances that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for the further exploration and development of the Company’s exploration projects. Further, the Company may elect to not proceed with one or more of the above exploration programs, and has not committed significant expenditures to the above programs, other than the Eau Claire program. The Company does not plan to initiate phase 2 of the Eau Claire 50,000m drill program or the exploration programs at Committee Bay and Homestake Ridge as set out above until sufficient funding has been secured.

Other financial information

Cash flows from continuing operations:	Years ended December 31
	2020	2019
Cash (used in) operating activities	$(9,457)	$(7,418)
Cash (used in) provided by investing activities	(15,366)	20
Cash provided by financing activities	43,958	10,527

During the year ended December 31, 2020, the Company used cash of $9,457 in operating activities from continuing operations compared to $7,418 during the year ended December 31, 2019. The cash outflow in 2020 was higher due to increased employee-related costs, higher insurance premiums, and increased administrative costs associated with the formation of Fury Gold. These increased costs were partially offset by the lower exploration activity during the first nine months of 2020 as compared to the prior year.

During the year ended December 31, 2020, the Company used cash in investing activities from continuing operations of $15,366 as compared to cash provided by continuing operations of $20 in 2019. This increase was primarily due to acquisition related cash costs of $1,403 associated with the purchase of Eastmain and the distribution of $12,781 of cash to the Spincos in October 2020.

For the year ended December 31, 2020, the Company generated $43,958 from financing activities consisting of $36,235 of net proceeds from the February 2020 Offering and the September 2020 Offering, and $7,812 of net proceeds from option and warrant exercises. This compares to cash generated by financing activities of $10,527 in the year ended December 31, 2019 which primarily comprised $6,976 from issuance of shares, the receipt of a $3 million Bridge Loan in September 2019, and $572 proceeds from options and warrant exercises.

Capital resources

September 2020 offering

In September 2020, the Company issued 7,750,000 subscription receipts, which were exchanged for common shares of the Company pursuant to the Arrangement; the gross proceeds were held in escrow until the completion of the Transaction on October 9, 2020. Of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17.5 million and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5.5 million and exchanged for Fury Gold common shares.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

	Number of common shares (1)	Impact on share capital
Flow-through shares, issued at $3.50 per share	5,000,000	$17,500
Less: flow-through share premium liability	-	(7,500)
Common shares, issued at $2.00 per share	2,750,000	5,500
	-	(1,518)
Proceeds, net of share issue costs	7,750,000	$13,982

(1) Reflects post-consolidation share amounts.

The proceeds of the flow-through financing are intended to fund the 2020 – 2021 exploration program at Eau Claire with the remaining non-flow-through financing used for corporate administrative activities.

The flow-through funding and expenditures from the Company’s activities for the years ended December 31, 2020 and 2019 were as follows:

	Flow-through funding and expenditures				Flow-through
	Québec	Nunavut	British Columbia	Total	premium liability
Balance at December 31, 2018	$-	$433	$737	$1,170	$317
Flow-through funds raised	-	1,900	-	1,900	557
Flow-through eligible expenditures	-	(2,309)	(737)	(3,046)	(867)
Balance at December 31, 2019	$-	$24	$-	$24	$7
Flow-through liability assumed	2,391	-	-	2,391	590
Flow-through funds raised	17,500	-	-	17,500	7,500
Flow-through eligible expenditures	(1,812)	(24)	-	(1,836)	(453)
Balance at December 31, 2020	$18,079	$-	$-	$18,079	$7,644

Of the $1,812 flow-through eligible expenditures incurred at the Company’s Québec properties, $1,812 was applied against the flow-through liability acquired from Eastmain as part of the Transaction. The flow-through premium liability arising from the September 2020 Offering was fully outstanding as of December 31, 2020. The Company notes that further funding will be required to meet this obligation in full by December 2022.

February 2020 private placement

In February 2020, the Company closed a non-brokered equity private placement for gross proceeds of $15 million which was closed in two tranches and consisted of 6,333,984 common shares priced at $2.37 per share, and total insider participation of 183,686 shares for proceeds of $435. Share issue costs related to the February 2020 Offering totalled $247, including $59 paid in commissions. A reconciliation of the impact of the February 2020 Offering on share capital is as follows:

	Number of common shares (1)	Impact on share capital
Common shares, issued at $2.37 per share6,333,984		$15,000
Cash share issue costs	-	(247)
Proceeds, net of share issue costs	6,333,984	$14,753

(1) Reflects post-consolidation share amounts.

The 2020 February Offering was undertaken to allow the Company to meet its short-term liquidity needs, provide working capital to continue with exploration plans, and to repay the Bridge Loan in full, if required during 2020. As noted below, the Bridge Loan was converted into shares; therefore, cash settlement through use of the financing proceeds was not required.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

July 2019 private placement

On July 11, 2019, the Company announced that it had completed a $1.9 million non-brokered flow-through private placement. The placement consisted of 633,334 flow-through common shares priced at $3.00 per flow-through share (pre-consolidation).

The purpose of the financing was to fund the Company’s summer exploration program at its Committee Bay gold project in Nunavut, Canada. As at December 31, 2020, the Company had nil (December 31, 2019 – $24) remaining from this flow-through funding. The Company’s flow-through obligation was met in total from the proceeds of this financing. Share issue costs related to this offering totalled $44.

Bridge Loan, amendment and conversion

In September 2019, the Company entered into the Bridge Loan facility for $3 million which incurred interest at 10%, payable annually or on repayment of the principal, and had a term of one year from the date of advancement, however, could be repaid without penalty at any time after 90 days of advancement at the discretion of the Company. The Bridge Loan was secured by a first charge general security agreement over all of the Company’s present and future assets.

Concurrent with the closing of the first tranche of the February 2020 Offering, on February 5, 2020, the Company entered into the Bridge Loan Amendment which provided mutual conversion rights to the lender and the Company, and also reduced the annual interest rate from 10% to 5% from the date of amendment. Under the terms of the Bridge Loan Amendment, the lender had the right to convert the $3 million of principal that had been advanced and $123 of interest that had accrued to date (the “Amended Bridge Loan”) into common shares at the price of $2.37 ($1.60 pre-consolidation).

On July 7, 2020, the lender converted the Bridge Loan to equity, and the arrangement was extinguished, and the related security was discharged.

Exercise of share options and warrants

During the year ended December 31, 2020, 3,228,182 shares (post-consolidation) were issued as a result of share options being exercised with a weighted average exercise price of $2.42 for gross proceeds of $7,799. Attributed to these share options, fair value of $4,690 was transferred from the equity reserves and recorded against share capital. Additionally, a nominal number of warrants were exercised.

As at December 31, 2020, the share options and warrants outstanding, both of which were adjusted for the share consolidation which occurred on October 9, 2020, were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option) (1)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	1,596,218	1.68	3.91	1,418,418	1.49	3.74
$2.05 – $5.31	6,308,503	2.68	3.46	3,334,753	2.90	2.26
$7.54 – $9.86	207,113	8.60	1.06	207,113	8.60	1.06
$12.94	29,170	12.94	0.32	29,170	12.94	0.32
	8,141,004	2.67	3.48	4,989,454	2.80	2.62

 (1) The exercise price of issued share options prior to October 9, 2020 were adjusted downwards by $0.95, pursuant to the Transaction, reflecting the fair value of the Peruvian projects allocated to the Spincos. The above weighted average exercise prices were retrospectively adjusted to reflect this change.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Expiry date	Warrants outstanding	Exercise price ($/share)
May 8, 2021	541,744	1.46
October 24, 2021	334,993	1.37
March 6, 2022	189,613	1.11
March 9, 2022	222,577	1.11
September 12, 2022	337,813	2.96
Total	1,626,740	1.66

The Company does not utilize off-balance sheet arrangements. Earn-in arrangements are not viewed as off-balance sheet arrangements, and there are no other commitments held by the Company at the balance sheet date.

As at March 31, 2021, there were 8,125,024 and 1,615,947 of share options and warrants outstanding, respectively.

Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at December 31, 2020: 117,823,857

Number of common shares issued and outstanding as at March 31, 2021: 117,834,650

Section 9: Financial risk summary

As at December 31, 2020, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, accounts payables and accrued liabilities, and prior to its settlement, the Bridge Loan. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. Certain of the Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The remaining amount of the Company’s marketable securities were warrants held in respect of shares of other publicly traded entities. They were classified as level 2 of the fair value hierarchy and measured using an option pricing model.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk and market risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s 2020 consolidated financial statements.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 10: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Related parties

	Years ended December 31
	2020	2019
Universal Mineral Services Ltd.(1)
Exploration and evaluation costs:
Québec	$157	$-
Nunavut	200	301
British Columbia	106	154
Peru	152	221
Fees, salaries and other employee benefits	284	346
Insurance	-	3
Legal and professional fees	12	2
Marketing and investor relations	141	85
Office and administration	460	327
Project investigation costs	170	44
	$1,682	$1,483

(1) Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common, Mr. Ivan Bebek. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

The outstanding balance owing at December 31, 2020, was $109 (December 31, 2019 – $235) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at December 31, 2020 (December 31, 2019 – $150) which is included in prepaid expenses and deposits.

Key management personnel

Pursuant to the Transaction and the creation of the Company, key management personnel was redefined to include Fury Gold’s board of directors and officers of the company, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).

The remuneration of the Company’s directors and other key management personnel was as follows:

	Years ended December 31
	2020	2019
Short-term benefits provided to executives (1)(2)	$1,985	$1,469
Directors’ fees paid to non-executive directors	313	154
Share-based payments (2)	1,998	2,244
Total (3)	$4,296	$3,867

(1) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

(2) As a result of the Transaction and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold. For the period from October 9, 2020 to December 31, 2020, $79 of short-term benefits and $283 of share-based payment expense was recognized in the consolidated statement of loss and comprehensive loss in respect of these transition arrangements.

(3) The renumeration for key management personnel in the table is the combined total for both continuing operations and the discontinued operation of the Peru properties transferred to the Spincos.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Section 11: Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each of its subsidiaries is the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statement of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Business combinations versus asset acquisition

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, substantive processes, and outputs necessary to constitute a business as defined in IFRS 3 – Business combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Eastmain did not meet the criteria of a business combination; therefore the transaction was accounted for as an asset acquisition.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by adjusting the reclamation asset and liability. Key assumptions included in the estimate of the reclamation obligations for the Company’s properties in Québec and Nunavut were as follows:

	Years ended December 31
	2020	2019
Risk-free interest rate	1.21%	1.76%
Annual inflation	2.0%	2.0%

Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

IFRS also requires that an exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability or a part of it, be treated as an extinguishment of the original financial liability and the recognition of a new financial liability and, as such, judgment is applied in determining whether a modification is substantial.

Upon initial recognition of the Bridge Loan and then again on the initial recognition of the Amended Bridge Loan, management used the effective interest rate method to allocate a fair value to the debt component of the Bridge Loan, with the residual amount allocated to the equity component. Upon completion of the amendment, management performed an assessment of whether the modification was substantial and thus should be treated as an extinguishment of the original financial liability and the recognition of a new financial liability. Upon derecognition of the loan, a loss of $159 was recognized in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020.

Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

	Years ended December 31
	2020	2019
Risk-free interest rate	0.36%	1.59%
Expected dividend yield	Nil	Nil
Share price volatility	68%	62%
Expected forfeiture rate	0%	0%
Expected life in years	4.90	4.33

Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statement of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

The Company assessed whether the transfer of the Peruvian projects to the Spincos and distribution of all the shares of the Spincos to the Company’s shareholders resulted in a loss of control for the Company at the transaction date which would require the dividend of non-cash assets to be remeasured at fair value. The Company concluded that there was no change of common control because the shareholders retained their existing ownership of the Peruvian projects after the transfer; therefore, the distribution recognized in equity reflects the historical cost of the Peruvian assets.

Section 12: New accounting standards and policies

The Company has adopted the following amended accounting standards and policies effective January 1, 2020:

Amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued Amendments to IAS 1 and IAS 8 to clarify the definition of material in IAS 1 and align the definition across the standards. The amendments are not intended to alter the underlying concept of materiality in IFRS standards. The concept of “obscuring” material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from “could influence” to “could reasonably be expected to influence”.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term “material” to ensure consistency.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The Company adopted the amendments to IAS 1 and IAS 8 effective January 1, 2020, which did not have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 3 – Business Combinations

In October 2018, the IASB issued narrow-scope amendments to IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. The amendments, which are effective for annual reporting periods beginning on or after January 1, 2020, clarify the minimum requirements to be a business, remove the assessment of a market participant’s ability to replace missing elements, narrow the definition of outputs, add guidance to assess whether an acquired process is substantive, and introduce an optional concentration test to permit a simplified assessment.

The Company applied the optional concentration test when performing an assessment of whether the acquisition of Eastmain comprised an asset acquisition or business combination. It was determined that the parameters of the concentration test were met; therefore, the transaction was determined to be an asset acquisition.

Amendments to IFRS 16 – Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19, the IASB proposed an amendment to IFRS 16 which provide lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted.

This amendment is not expected to have a significant impact to the Company’s consolidated financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these consolidated financial statements.

New and amended standards not yet effective

Certain new accounting standards and interpretations have been issued but were not effective for the year ended December 31, 2020, and they have not been early adopted. The Company is currently assessing the new and amended standards’ impact on its consolidated financial statements; however, they are not expected to have a material impact on the Company’s current or future reporting periods.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income, or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted.

Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 – Inventories.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

The amendments also clarify the meaning of “testing whether an asset is functioning properly”. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income or loss, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line items in the statement of comprehensive income or loss include such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted.

Section 13: Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company has in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2020, from which management concluded that the Company’s DC&P are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the required time periods.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■
pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

■
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

As part of its annual evaluation process, management engaged a third-party consultant to perform testing over the design and effectiveness of ICFR as at December 31, 2020. This testing was done under the supervision of the CEO and CFO to support management’s evaluation of the key controls based on the framework in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s ICFR was effective as of that date.

Limitation on scope of design

The Company’s management, with the participation of its CEO and CFO, has limited the scope of the design of the Company’s DC&P and ICFR to exclude the controls, policies, and procedures of Eastmain which was acquired on October 9, 2020. The acquisition of Eastmain resulted in the Company acquiring Eastmain’s 100% interest in the Eau Claire project, a 100% interest in the Eastmain Mine property, a 36.72% interest in the Éléonore South Joint Venture, and certain other properties in the province of Québec. The Québec properties constitute 71% and 75% of the Company’s total assets and net assets, respectively, and 17% and 6% of the Company’s loss from continuing operations and total comprehensive loss, respectively, as of and for the year ended December 31, 2020, as disclosed in the Company’s consolidated financial statements.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedar.com.

On behalf of the Board of Directors,

“Michael Timmins”

Michael Timmins

President and Chief Executive Officer

March 31, 2021

Fury Gold Mines Limited
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2020
(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)